
August 30, 2022

Liang Zhao
Chief Executive Officer
Zhanling International Limited
Unit 305-306, 3/F, New East Ocean Centre
No. 9 Science Museum Road
Tsim Sha Tsui, Hong Kong 999077

> **Re: Zhanling International Limited**
> **Form 10-KT for the Transition Period ended December 31, 2021**
> **Filed March 31, 2022**
> **Response Letter dated August 9, 2022**
> **File No. 000-54301**

Dear Mr. Zhao:

We have reviewed your August 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2022 letter.

Form 10-KT for the Transition Period ended December 31, 2021

Business, page 2

1. We note that you have proposed to file an amendment to your Form 10-KT to include incremental disclosures of legal and operational risks associated with your operations in China, in response to our prior comment.

   Please further revise your proposed disclosures to enhance the prominence of concerns related to the HFCAA and PCAOB, and China generally, as follows.

   - Reposition disclosures under the heading "*Risks associated with doing business in*

China" to precede the other disclosures being proposed.

- Reposition disclosures under the heading "*Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completed our auditors...*" as the first disclosures within the group of disclosures referenced above.

- Provide a summary of the disclosures pertaining to the Holding Foreign Companies Accountable Act and PCAOB on page 1, clarify that you are not on the SEC list of issuers identified under the HFCAA, and provide a cross reference to the more detailed Risk Factor disclosures regarding these topics.

Please file your amendment once you have made these incremental adjustments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation